SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A
Publicly-held Company – C.N.P.J. 02.558.074/0001-73

NOTICE TO SHAREHOLDERS – PAYMENT OF DIVIDENDS

Vivo Participações S.A. (“Vivo”) hereby publicly informs to the shareholders that, as from 12.21.2007, we will start to pay of dividends, with respect to preferred shares, pursuant to the shareholding position as of 03/15/2007, relating to the fiscal year ended 12/31/2006, which payment was resolved in the General Meeting of Shareholders held on 03/15/2007, as follows:

1) AMOUNTS PAYABLE PER SHARE:

NET AMOUNT PER PREFERRED SHARE	R$ 0.018416532

2) PAYMENT TERMS:
2.1.) Credit to the bank account designated by the shareholder and updated by Banco ABN AMRO Real S/A (The Trustee of the book-entry shares of this company) until 12/13/2007;
2.2.) Direct payment from the Stock Exchange to the holders of shares under trust custody;
2.3.) Payment from branches of Banco ABN AMRO Real S/A, for those not falling within one of the preceding alternatives.

3) GENERAL INSTRUCTIONS
In order to qualify for receipt of dividends, a Shareholder not registered as per item 2.1 above, should appear at the place of assistance, provided with evidence of a Bank Account for registration (optional), and with certified copies of the identification documents: Individual: CPF and Identity Card; proof of updated residential address (2 months); Legal Entity: CNPJ, partners’ documents, Minutes of Meetings, Bylaws, proof of updated address (2 months), Articles of Association and their respective amendments. It is mandatory to provide a power of attorney drawn-up with a notary’s office with specific powers for receipt of dividends, in case the Shareholder is represented by an attorney-in-fact, accompanied by the proof and certified copies of the above mentioned documents, as the case may be.

4) PLACES OF ASSISTANCE

  All branches of Banco ABN AMRO Real S/A

5) IMPORTANT NOTICES
In accordance with letter “a”, item II of Article 287 of Law no. 6404/76 – Law that governs Corporations, the statute of limitations for receipt of dividends is of three (3) years, counted from the date in which the dividends are made available to the shareholders.

São Paulo, December 05, 2007.

Ernesto Gardelliano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 06, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.